EXHIBIT 4.6

First Amendment
to the
2004 Stock Incentive Plan of
Net 1 UEPS Technologies, Inc.
And Its Subsidiaries

WHEREAS, Net 1 UEPS Technologies, Inc., a Florida corporation (the “Company”) maintains the 2004 Stock Incentive Plan of Net 1 UEPS Technologies, Inc. And Its Subsidiaries (the “Plan”); and

WHEREAS, under Section 13 of the Plan, the Company has reserved to the Board of Directors of the Company (the “Board”) the authority and discretion to amend the Plan from time to time, without approval of the shareholders of the Company, if such amendment does not increase the total number of shares of common stock of the Company that may be granted under the Plan in the aggregate or to any one participant; and

WHEREAS, the Board has determined that it is desirable and in the best interests of the Company to amend the Plan (i) to expand the methods by which participants may exercise stock options awarded under the Plan and (ii) to clarify the definition of “fair market value” as it relates to shares of common stock of the Company, and the Board has authorized its executive officers to take such action as may be required to evidence and implement such amendment to the Plan.

NOW, THEREFORE, the Plan is hereby amended, with respect to all option exercises whenever made and for all other purposes under the Plan, as follows:

1.	Section 2(l) of the Plan is amended to read, in its entirety, as follows:

“Fair Market Value: On a given date, (i) if the Shares are registered under Section 12(b) or 12(g) of the Act, and listed for trading on a national exchange or market, the term “Fair Market Value” shall mean, as applicable, (a) either the closing price or the average of the high and low sale price on the relevant date, as determined in the Committee’s discretion, quoted on the New York Stock Exchange, the American Stock Exchange, or the Nasdaq National Market; (b) the last sale price on the relevant date quoted on the Nasdaq SmallCap Market; (c) the average of the high bid and low asked prices on the relevant date quoted on the Nasdaq OTC Bulletin Board Service or by the National Quotation Bureau, Inc. or a comparable service as determined in the Committee’s discretion; or (d) if the Shares are not quoted by any of the above, the average of the closing bid and asked prices on the relevant date furnished by a professional market maker for the Shares, or by such other source, selected by the Committee; provided, however, that if no public trading of the Shares occurs on the relevant date but the Shares are so listed, then Fair Market Value shall be determined as of the next preceding date on which trading of the Shares does occur; and (ii) if the Shares on the relevant date are not listed for trading on a national exchange or market, then Fair Market Value shall be the value established by the Committee in good faith.”

2.	Section 6(c) of the Plan is amended to read, in its entirety, as follows:

“Exercise of Options. Except as otherwise provided in the Plan or in an Award agreement, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then exercisable. For purposes of Section 6 of the Plan, except as otherwise provided in an Award agreement, the exercise date of an Option shall be the later of the date a notice of exercise is received by the Company and, if applicable, the date payment is received by the Company pursuant to the following sentence. The purchase price for the Shares as to which an Option is exercised shall be paid to the Company in full, in accordance with Committee procedures, at the election of the Participant (i) in cash (US dollars) or cash equivalent acceptable to the Committee (including offset against US dollars, if any, owed by the Company to the Participant as of the date of exercise, subject to any required regulatory approval), (ii) if permitted by the Committee, by tender to the Company, or attestation to the ownership, of whole Shares owned by the Participant, including Shares deliverable upon exercise of the Option, (iii) to the extent permitted by the Committee, if there is a public market for the Shares at such time, through the delivery of irrevocable instructions to a broker in a form acceptable to the Committee providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the Shares obtained upon the exercise of the Option, (iv) if permitted by the Committee, with a promissory note in such form as the Committee may specify that bears a market rate of interest and is fully recourse, (v) by any other means acceptable to the Committee, or (vi) by any combination of the foregoing as may be permitted by the Committee, in its sole discretion. Shares tendered in payment of the Exercise Price will be valued at their Fair Market Value as of the date that the exercise occurs. No Participant shall have any rights to dividends or other rights of a stockholder with respect to Shares subject to an Option until the Participant has given written notice of exercise of the Option, paid in full for such Shares and, if applicable, has satisfied any other conditions imposed by the Committee pursuant to the Plan.”

IN WITNESS WHEREOF, the Company has caused this First Amendment to be executed by its duly authorized officer this 21st day of June, 2006.

ATTEST:		NET 1 UEPS TECHNOLOGIES, INC.

By:	/s/ Paul Encarnacao	By:	/s/ Dr. Serge C.P. Belamant

		Its:	Chief Executive Officer